LOZA TAM LLC GAAP Financials

Loza Tam, LLC

For the period ended December 31, 2021

LOZA TAM

Prepared by

Bookkeeping Network LLC

Prepared on

February 8, 2022

Unaudited

Table of Contents

Loza Tam, LLC

Profit and Loss

January 2020 - December 2021

	JAN - DEC 2020	JAN - DEC 2021	TOTAL
Income	**$151,323.83**	**$126,659.08**	**$277,982.91**
Cost of Goods Sold			
Cost of Goods Sold	**69,600.33**	**41,157.68**	**$110,758.01**
Shipping	24,289.18	15,649.14	$39,938.32
Total Cost of Goods Sold	**$93,889.51**	**$56,806.82**	**$150,696.33**
GROSS PROFIT	**$57,434.32**	**$69,852.26**	**$127,286.58**
Expenses	**$88,847.34**	**$130,413.99**	**$219,261.33**
NET OPERATING INCOME	**$ -31,413.02**	**$ -60,561.73**	**$ -91,974.75**
Other Income	**$749.60**	**$4,916.83**	**$5,666.43**
Other Expenses	**$179.14**	**$297.22**	**$476.36**
NET OTHER INCOME	**$570.46**	**$4,619.61**	**$5,190.07**
NET INCOME	**$ -30,842.56**	**$ -55,942.12**	**$ -86,784.68**

Loza Tam, LLC

Balance Sheet

As of December 31, 2021

	JAN - DEC 2020	JAN - DEC 2021
ASSETS		
Current Assets		
Bank Accounts	**$13,518.97**	**$7,614.95**
Accounts Receivable		
Accounts Receivable (A/R)	172.95	361.18
Total Accounts Receivable	**$172.95**	**$361.18**
Other Current Assets		
Inventory Asset	40,525.00	49,911.00
Investments (Stocks)	12,216.29	0.00
Shopify Carried Balances	46.22	355.73
Shopify Pending Balances		51.71
Undeposited Funds	0.00	52.17
Total Other Current Assets	**$52,787.51**	**$50,370.61**
Total Current Assets	**$66,479.43**	**$58,346.74**
Fixed Assets		
Office Equipment	3,547.19	3,547.19
Total Fixed Assets	**$3,547.19**	**$3,547.19**
Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$70,026.62**	**$61,893.93**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities	**$1,282.59**	**$12,705.52**
Total Current Liabilities	**$1,282.59**	**$12,705.52**
Long-Term Liabilities		
EIDL Loan	33,400.00	33,400.00
Kabbage Loan	0.00	0.00
PPP loan	7,482.70	7,482.70
Stripe Loan	7,451.91	7,451.91
Total Long-Term Liabilities	**$48,334.61**	**$48,334.61**
Total Liabilities	**$49,617.20**	**$61,040.13**
Equity		
Opening Balance Equity	26,178.46	26,178.46
Owner’s Investment	20,372.27	30,365.69
Owner’s Pay & Personal Expenses	-6,600.46	-12,175.07
Personal Consulting Income	11,146.00	16,946.00
Retained Earnings	155.71	-4,519.16
Net Income	-30,842.56	-55,942.12
Total Equity	**$20,409.42**	**$853.80**
TOTAL LIABILITIES AND EQUITY	**$70,026.62**	**$61,893.93**

Loza Tam, LLC
Statement of Changes in Owner's Equity
For the Year Ended December 31, 2021

Begining Owners Capital, Jan 1, 2021		$26,178.46
Add: Additional Contributions	$30,365.69	
Net Income	-$55,942.12	-$25,576.43
		$602.03
Less: Owner's, Drawings		-$12,175.07
Ending Owners Capital, Dec 31, 2021		***-$11,573.04***

Statement of Cash Flows

January - December 2021

	Total
OPERATING ACTIVITIES	
Net Income	-55,942.12
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-188.23
Inventory Asset	-9,386.00
Shopify Carried Balances	-309.51
Shopify Pending Balances	-51.71
Sales Tax Payable	281.65
Shopify Gift Card Liabilities	-25.00
Shopify Sales Tax Collected	431.47
Shopify WC Loan	10,734.81
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**1,487.48**
Net cash provided by operating activities	**-54,454.64**
INVESTING ACTIVITIES	
Investments (Stocks)	12,216.29
Net cash provided by investing activities	**12,216.29**
FINANCING ACTIVITIES	
Owner's Investment	9,993.42
Owner's Pay & Personal Expenses	-5,574.61
Personal Consulting Income	5,800.00
Retained Earnings	26,167.69
Net cash provided by financing activities	**36,386.50**
NET CASH INCREASE FOR PERIOD	**-5,851.85**
Cash at beginning of period	13,518.97
CASH AT END OF PERIOD	**$7,667.12**

NOTES TO FINANCIAL STATEMENTS

1.ORGANIZATION AND PURPOSE

LOZA TAM LLC. (the "Company"), is a corporation organized under the laws of the State of Virginia. The Company operates a Manufacturing and selling Hair Accessories online.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a)Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c)Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal years ended December 31, 2020 and December 31, 2021, the Company's cash positions include its operating bank account.

3.SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events